UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at September 1, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 1, 2006

Print the name and title of the signing officer under his signature.
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TKO ANNOUNCES                                                                                         TK0 ANNOUNCES

TASEKO MINES LIMITED
1020-800 West Pender Street
Vancouver, BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free 1-800-667-2114
www.tasekomines.com

TASEKO ANNOUNCES COMPLETION OF FINANCIAL TRANSACTIONS

September 1, 2006, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or the "Company") announces completion of two previously announced transactions.

Further to the press release of August 24, 2006, Taseko has completed the issuance of the US$30 million principal amount five year convertible bonds (the "Bonds"). The resale of any of the 8,995,224 common shares in the capital of Taseko issuable on conversion of the Bonds will be restricted in Canada until December 29, 2006.

Further to the press release of August 25, 2006, Taseko also announces the completion of its Cdn$11.5 million convertible note investment in Continental Minerals Corporation.

For enquires or additional information, call Investor Services at 604-684-6365 or in North America at 1-800-667-2114 or visit the Company's website at www.tasekomines.com.

Russell E. Hallbauer
President & CEO

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

                                                                                                              Forward Looking Statement

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and 20F, and include unanticipated and/or unusual events. Many of such factors are beyond Taseko's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.